Hogan Lovells US LLP 4085 Campbell Avenue Suite 100 Menlo Park, CA 94025 T +1 650 463 4000 F +1 650 463 4199 www.hoganlovells.com

June 3, 2014

BY EDGAR AND COURIER

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immune Design Corp.
Confidential Draft Registration Statement on Form S-1
Submitted April 24, 2014, and as amended May 14, 2014
CIK No. 0001437786

Dear Mr. Riedler:

On behalf of Immune Design Corp. (the “Company”), this letter is in response to the letter from the Staff (the “Staff”), dated May 22, 2014 (the “Comment Letter”), to Carlos Paya, M.D., Ph.D., relating to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on April 24, 2014, and as amended on May 14, 2014. The Company is concurrently submitting Amendment No. 2 to the Draft Registration Statement via EDGAR. For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 2 marked to show changes from the Draft Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in the Draft Registration Statement.

General

1.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company respectfully acknowledges the Staff’s comment and has submitted with the Draft Registration Statement each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601(a) of Regulation S-K. The Company intends to submit all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement on Form S-1 to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	-2-	June 3, 2014

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) and tabular and other graphics that are presently included in the Draft Registration Statement. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff on a supplemental basis. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully acknowledges the Staff’s comment. The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The underwriters participating in the Company’s initial public offering have confirmed to the Company that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. If the Company provides any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, it will promptly provide such information to the Staff on a supplemental basis.

4.	Please be advised that when you submit an application for confidential treatment relating to your exhibits, we will perform a separate review of this application. The review of your registration statement will not be complete until all comments concerning any related confidential treatment request have been cleared.

The Company respectfully acknowledges the Staff’s comment.

Prospectus Summary

Our Company, page 1

5.	We note your disclosure that one patient had an initial complete response after treatment with G100. You should appropriately qualify this statement in the prospectus summary by adding that the results from this trial are not yet final and you have not yet determined whether the complete response was treatment-related.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 65, 68 and 73 of Amendment No. 2 to the Draft Registration Statement.

Securities and Exchange Commission	-3-	June 3, 2014

Our Clinical Programs, page 3

6.	We note your reference here and throughout your prospectus that several indications for which you are pursuing treatments are “orphan diseases.” As the term is first used on this page, please clarify what an orphan disease is and the regulatory benefits associated with such status. Please additionally eliminate the reference to the resulting possibility of “a streamlined regulatory approval pathway,” as orphan drug designation from the FDA would not guarantee such a pathway.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 75 of Amendment No. 2 to the Draft Registration Statement. With respect to the reference on page 75, the Company has revised the disclosure to clarify that because the patients with MCC have a high unmet medical need, the Company may be able to obtain a streamlined regulatory approval pathway.

Risks Associated with Our Business, page 4

7.	The risks disclosed in your prospectus summary should present the most material risks to investors and should be reasonably specific. In this regard, the risks described in several bullet points appear to be boilerplate. Please provide more details, including but not limited to your total accumulated deficit in bullet point 1; the fact that you have no commercialized products in bullet point 2; the specific patents or other intellectual property on which you rely in bullet point 11; the specific key employees referenced in bullet point 12; and the specific third parties on which you are dependent in bullet point 13.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 5 of Amendment No. 2 to the Draft Registration Statement. With respect to bullet point 12, the Company respectfully advises the Staff that it views its entire executive team as key employees and has revised bullet point 12 accordingly. The Company does not believe that any one specific member of the executive team warrants being individually named.

Risk Factors

We depend on key personnel…, page 20

8.	Please disclose the particular key personnel on whom you depend in this risk factor.

The Company respectfully acknowledges the Staff’s comment and, as discussed in the Company’s response to the Staff’s comment No. 7 above, advises the Staff that competition for personnel in immuno-oncology is particularly intense, and accordingly, the Company is dependent on its entire executive team. The loss of any one of these executives could have a detrimental effect on the Company’s business. As such, the Company does not believe that any specific member of the executive team warrants being individually named in the risk factor.

Use of Proceeds, page 38

9.	Please disclose whether you plan to use any proceeds from this offering to complete your ongoing Phase 1 trials. In addition, please disclose how far into the Phase 2 trial of CMB305 and the Phase 2 trial of G100 you expect to progress with the help of funds from this offering together with current cash and cash equivalents.

In response to the Staff’s comment, the Company advises the Staff that the Company’s current and planned Phase 1 trials are funded with the existing cash and cash equivalents. The Company has revised its disclosure on page 38 of Amendment No. 2 to the Draft Registration Statement to disclose that it expects the proceeds of the offering to fully fund the Company’s currently planned Phase 2 clinical trials of CMB305 and an additional Phase 1 clinical trial of G100 in a second indication.

Securities and Exchange Commission	-4-	June 3, 2014

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 52

10.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since October 2013 through the date of effectiveness.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the initial public offering price range has been determined.

11.	Please include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public these estimates will not be necessary since the fair value will be the trading value.

In response to the Staff’s comment, the Company has revised its disclosure on page 53 of Amendment No. 2 to the Draft Registration Statement.

Business

Overview, page 65

12.	Please include a brief description of your corporate history in this section, including your year and location of incorporation and a summary of the general development of the business during the past 5 years, in accordance with Item 101(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 2 to the Draft Registration Statement.

The Immune Design Difference, page 70

13.	Please expand disclosure in this section to clarify what properties of DCVex differentiate it from other viral vectors such that the risks of virus replication and subsequent infections of non-DC cells are minimized. In particular, please explain in greater detail how your lentiviruses are integration-deficient and the associated modifications you have made to the vector genome. In your revised disclosure, please avoid overly complex scientific terminology that may be confusing to an average investor.

In response to the Staff’s comment, the Company has revised its disclosure on page 70 of Amendment No. 2 to the Draft Registration Statement.

Securities and Exchange Commission	-5-	June 3, 2014

Our Clinical Programs, page 74

14.	Please disclose in this section whether there is an effective investigational new drug (IND) application for each of the following:

•	LV305

•	G305

•	CMB305

•	G100

In each instance, if an IND has been filed for the compound indicated, please disclose the corresponding indication, the identity of the filer, and the date of filing. If an IND has not been filed, please explain why.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Amendment No. 2 to the Draft Registration Statement. The Company supplementally advises the Staff that an IND for CMB305 has not yet been filed. The Company is currently evaluating whether it will file a new IND for CMB305 or amend the IND for LV305 to cover CMB305. In order to clarify the disclosure, the Company has revised the column of the table from “IND” to “Preclinical.” To the extent the Company files an IND for CMB305, or amends the LV305 IND to cover CMB305, prior to the effectiveness of the Registration Statement, the Company will update its disclosure to reflect the filing.

With respect to the indication of each IND, the Company respectfully advises the staff that the INDs for its product candidates are not indication specific, but rather are filed to cover the product candidate itself, which may be studied for several indications. As such, the Company respectfully submits to the Staff that disclosure regarding the indication for each IND is not appropriate.

Oncology Product Candidates and Development Strategy

Specific Antigen Approach, page 75

15.	Please enlarge the graphics on this page and in your chart on page 72 for purposes of improving legibility. In addition, please provide brief narrative disclosure accompanying the illustrations on page 75 to clarify the information in the legends, including the meaning and significance of p-values in the left-most chart and the differences in color-coding in the right-most chart. Please also explain the meaning of the clusters of data points in the left-most chart.

In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 76 of Amendment No. 2 to the Draft Registration Statement.

16.	We note your discussion of ongoing Phase 1 trials for both LV305 and G305. Please disclose whether any preliminary data will be made available prior to completion of the trials and, if so, when.

In response to the Staff’s comment, the Company has revised its disclosure on page 77 of Amendment No. 2 to the Draft Registration Statement.

Securities and Exchange Commission	-6-	June 3, 2014

Endogenous Antigen Approach, page 76

17.	Your disclosure indicates that your Phase 1 trial for G100 is ongoing and is expected to be completed in the first quarter of 2015. However, you also indicate you have observed an initial complete response and are currently following the patient in question to ascertain the durability of the response. Please expand your disclosure regarding this trial to provide appropriate context. For example, if observations regarding any of the other patients in the trial are available at this time, you should compare these to the patient who experienced a complete response. In addition, please disclose the number of patients treated to date, the dosing protocol administered and the date of commencement of the trial.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Amendment No. 2 to the Draft Registration Statement to disclose the trial commencement date and the number of patients treated to date and to clarify that the single observed complete response is the only response observed to date. The Company respectfully advises the Staff that G100 does not have a dosing protocol in which groups of patients organized into cohorts receive increasing doses of a drug until the maximum tolerated dose is reached. As disclosed on page 78 of the Draft Registration Statement, the protocol of the trial is the administration of G100 by way of injection directly into an accessible tumor. In response to the Staff’s comment, the Company has revised the disclosure on page 78 to clarify the trial protocol.

Infectious Diseases and Allergy Immunotherapy Programs, page 77

18.	We note that several of the bars in the chart on this page in the “IND” category are of varying lengths. Please provide narrative disclosure to the chart indicating with more specificity the development stage of each collaboration product candidate. If IND applications have not been filed for any candidates, please replace the “IND” category with a more accurate descriptor.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Amendment No. 2 to the Draft Registration Statement.

19.	We note that you have a pandemic flu vaccine in development with Medicago currently in Phase 2 trials. Please disclose whether your or Medicago has filed an IND application for this product candidate and disclose the date the application was filed. If no IND application was filed, please explain why. Finally, please include a description of all material terms of any underlying agreement with Medicago in your section describing collaboration agreements.

The Company respectfully submits to the Staff that Medicago has not filed an IND for the product candidate, but has filed a Clinical Trial Application (the “CTA”) in Canada. Medicago has not informed the Company when the CTA was filed.

With respect to the material terms of the Company’s license agreement with Medicago, the Company respectfully submits to the Staff that it does not view the Medicago license agreement as a material agreement. The agreement is a non-exclusive license, entered into in the ordinary course of business and is not financially material to the Company. The Company respectfully submits to the Staff that it does not believe disclosure regarding the material terms of the agreement would be material to an investor’s understanding of the Company’s business or results of operations. As such, the Company respectfully submits to the Staff that additional disclosure is not necessary.

Securities and Exchange Commission	-7-	June 3, 2014

Manufacturing, page 77

20.	Please identify and disclose all material terms of the agreements relating to the manufacturing of GLA and LV305 in this section or advise us why such information should not be considered material.

The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that the clinical manufacturing agreements related to GLA and LV305 are material contracts. The manufacturing agreements are made in the Company’s ordinary course of business, involve non-material monetary payments and the Company has the right to terminate the contracts for convenience, without cause, upon written notice to the other party. In addition, the Company is not substantially dependent on such contracts because it could replace manufacturers without significant cost or delay and/or because it has sufficient clinical supply of each product candidate to complete current clinical trials. As such, the Company does not believe the disclosure of the material terms of the contracts would be material to an investor’s understanding of the Company’s business or results of operations.

21.	Please clarify whether you continue to contract with Henogen SA for manufacture of your LV305 product candidate. If so, you should disclose here the extent to which the manufacturing services provided by Henogen relating to LV305 may be obtained from other parties. In this regard, we note your risk factor disclosure on page 27 indicates that you are “transitioning to dual sourcing of [your] lentiviral vectors to mitigate the risk of future supply interruptions.” Please discuss the status of that transition.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has fully transitioned the manufacturing of its LV305 product candidate to another third party manufacturer, and while it has not terminated its contract with Henogen SA, it currently does not utilize Henogen SA to manufacture its lentiviral vectors. The Company has also revised its disclosure on pages 27, 78 and 79 of Amendment No. 2 to the Draft Registration Statement to clarify that it has completed the transition to dual sourcing its lentiviral vectors.

Patents

DCVex, page 78

GLAAS, page 78

22.	To the extent not already provided, of your licensed patents please identify the licensor, the type of patent (composition of matter, method of use, etc.) and the intellectual property to which the patent relates. Similarly, with respect to the material patents you own, please disclose the intellectual property to which the patent relates and the type of patent (composition of matter, method of use, etc.). You should also provide the respective jurisdictions of the foreign patents in your portfolio.

In response to the Staff’s comment, the Company has revised its disclosure on pages 79 and 80 of Amendment No. 2 to the Draft Registration Statement.

Licensing Agreements

Exclusive License Agreement with Caltech, pages 78-79

23.	Please disclose the total amount of potential regulatory and development milestone payments you may be required to pay Caltech under the agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and F-17 of Amendment No. 2 to the Draft Registration Statement.

Securities and Exchange Commission	-8-	June 3, 2014

License Agreement with UNC Chapel Hill, page 79

24.	Please disclose the total amount of fee payments made to UNC to date, including upfront license-issue fees, annual renewal fees and option extension fee. Please additionally disclose the date by which you must decide whether to exercise your option for an exclusive license in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 of Amendment No. 2 to the Draft Registration Statement.

Amended and Restated License Agreement with

the Infectious Disease Research Institute, page 79

25.	Please disclose exactly what patent rights you license under this agreement, including the type of protection offered by each patent and which of your product candidates are implicated under the patents.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 of Amendment No. 2 to the Draft Registration Statement.

26.	Please disclose the total amount you have paid to date in fees and research support under this agreement and the total amount of potential development and regulatory milestone payments you may be required to pay IDRI.

In response to the Staff’s comment, the Company has revised its disclosure on pages 81 and F-17 of Amendment No. 2 to the Draft Registration Statement.

Collaboration Agreements

Exclusive License Agreements with MedImmune, page 80

27.	Please disclose the total amount of upfront payments you have received under this license agreement and the total amount of potential development, regulatory and commercial milestone payments you may receive under the agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 82 and F-16 of Amendment No. 2 to the Draft Registration Statement.

Legal Proceedings

Henogen SA v. TheraVectys SA, page 89

28.	Please clarify whether the Commercial Court of Paris ordered Henogen to cease working with you as part of its April 11, 2014 decision. If so, please describe the status of your compliance with the order.

The Company respectfully advises the Staff that to its knowledge, the Commercial Court of Paris did not order Henogen SA to cease working with the Company; rather, the Commercial Court of Paris ordered Henogen SA to comply with its contract with TheraVectys SA. Nevertheless, the Company has transitioned the manufacture of its lentiviral vectors to another manufacturer, as discussed in the Company’s response to the Staff’s comment No. 21 above.

Securities and Exchange Commission	-9-	June 3, 2014

Shares Eligible for Future Sale Lock-up Agreements, page 120

29.	Please file the form of lock-up agreement as an exhibit to your registration statement.

The Company respectfully acknowledges the Staff’s comment. The form of lock-up agreement (which will be filed as an exhibit to the form of underwriting agreement) will be submitted as an exhibit to a future amendment to the Draft Registration Statement.

*                         *                        *

The Company respectfully requests the Staff’s assistance in completing the review of the Draft Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Seo Salimi at (650) 463-4063. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Carlos Paya, M.D., Ph.D., Immune Design Corp.
Stephen Brady, Immune Design Corp.
Seo Salimi, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
David Peinsipp, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP